

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-Mail</u>
Stephen L. Gurba, Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

>   **Re:**   **Bulova Technologies Group, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed August 24, 2012**
>   **File No. 000-09358**

Dear Mr. Gurba:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Maryse Mills-Apenteng

　　　　　　　　Maryse Mills-Apenteng
　　　　　　　　Special Counsel